Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited

Commission File Number :333-134390

Date: June 7, 2006

[GRAPHIC]

The newteckcominco

[LOGO]

VANCE

SVP Corporate Development

[LOGO]

Forward Looking Information

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, the size and quality of the company’s development projects, mineral reserves and mineral resources, including after its proposed acquisition of Inco, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, including following its proposed acquisition of Inco, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings, from the proposed acquisition of Inco, including the timing thereof and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (SEC) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Terms of the Transaction

Offer Price:	•	C$78.50 in cash or 0.9776 Teck Cominco Class B shares + C$0.05 cash per Inco share
• Maximum of C$6.4 B in cash
• Maximum of 143 M shares
• Assuming full pro ration, C$28 cash and 0.6293 Teck Cominco Class B shares per Inco share

Structure:	•	Minimum 60-day Takeover Bid

Key	•	Minimum 2/3 tender
Conditions:	•	Inco / Falconbridge transaction & support agreement lawfully terminated or expired
	•	Inco rights plan shall have been terminated
	•	Regulatory approvals

Listing:	•	Teck Cominco to list on NYSE

Deal Highlights

Market Leader in Zinc, Nickel & Metallurgical Coal

Copper/Moly, Gold, PGM’s, Specialty Metals

Well-Positioned to Finance Growth

Cost Savings of $150 M in 1st Year

Immediately Accretive to Teck Cominco Cash Flow

Well Respected Management Team

Much Better Deal for Inco Shareholders

Our Offer for Inco is Full and Fair

Teck’s offer for Inco compares very favorably to recent precedent transactions based on the multiple of trailing EBITDA, cash flow and earnings(1) paid

[CHART]

Source: Company disclosure.

(1). Excludes the CVRD/Canico transaction because Canico did not generate meaningful earnings or cash flow.

Relative Stock & Commodity Price Performance

Relative Performance

5-May-2006 to 31-May-2006

[CHART]

Relative Performance

5-May-2006 to 31-May-2006

[CHART]

Source: Bloomberg

Note:	Big 3 includes BHP, Anglo American and Rio Tinto (market capitalization weighted index)
“Peers” includes CVRD, Phelps Dodge and Southern Copper(market capitalization weighted index)

Since the announcement of Teck’s bid for Inco, base-metal companies not involved in M&A activity have traded down significantly…

… in spite of continued rising commodity prices

Teck Bid Driving Inco Trading Price

[CHART]

		Teck / Inco Offer
		Teck		Inco	Teck Bid
		Bid Value		Price	Premium
Pre-announcement Premium
					20%
Pre-announcement premium Calculated as at May 5, 2006	Spot:	$78.50		$65.38	$13.12

					28%
	30-Day VWAP:	$78.50		$61.38	$17.12

Likely Unaffected Value/Premium
Description:
Adjust Inco share price according to average performance of “Big 3” (Rio Tinto, BHP, Anglo American) since May 5, 2006
Assumptions:					25%
Average Big 3 Price Performance Since May 5	(11)%	$72.11	*	$57.88	$14.23
Inco unaffected price (May 5, 2006)	$65.38
Price Adjustment	$(7.50)
Adjusted Inco Price	$57.88

* Value of Teck Bid based on May 30 closing price of $70.85 (assuming full pro ration).

“Why Nickel?”

Excellent Market Fundamentals

DEMAND

•                       Emergence of middle class in China driving demand for stainless steel

•                       65% of world’s nickel in stainless steel

•                       Possible 17% annual growth in China’s demand for nickel*

SUPPLY

•                       Large-scale nickel resources relatively rare

•                       Inco positioned in most major districts

•                       Resources can be expanded to meet market demand

*Source: Inco

An Ideal Fit

[LOGO]

[LOGO]

Extensive Financial Resources

Inco’s Portfolio of Development Projects

Expanded Diversification

Long-Life Resources

Superior Operating Strength

Increased Efficiency & Competitiveness

Extensive Financial Resources

• Deploying financial resources into value generating assets • Strong balance sheet • Increasing cash flow • $1.7 B in 2005 • $461 M in Q1, 2006	[GRAPHIC] [GRAPHIC]

An Ideal Fit

Extensive Financial Resources

Inco’s Portfolio of Development Projects

Expanded Diversification

Long-Life Resources

Superior Operating Strength

Increased Efficiency & Competitiveness

Inco’s Portfolio of Development Projects

PT INCO - Indonesia

2006	165 M lbs / year
2009	200 M lbs / year

GORO - New Caledonia

2008	38 M lbs / year
2009	110 M lbs / year

VOISEY’S BAY - Labrador

2006	120-140 M
lbs / year

[GRAPHIC]

An Ideal Fit

Extensive Financial Resources

Inco’s Portfolio of Development Projects

Expanded Diversification

Long-Life Resources

Superior Operating Strength

Increased Efficiency & Competitiveness

Expanded Diversification

Teck Cominco Revenue Sources

TECK COMINCO

[CHART]

2005 Revenue: C$4.4 B

NEW TECK COMINCO

[CHART]

2005 PF Revenue: C$9.9 B

Source: Teck Cominco and Inco 2005 Annual reports

Note: New Teck Cominco amounts calculated by applying average 2005 US$/C$ exchange rate to Inco revenues

An Ideal Fit

Extensive Financial Resources

Inco’s Portfolio of Development Projects

Expanded Diversification

Long-Life Resources

Superior Operating Strength

Increased Efficiency & Competitiveness

Long Life Resources

Key Competitive Advantage

Long-Life Low-Cost
Resource Positions

[LOGO] [LOGO]	Red Dog Elk Valley Coal Fort Hills Antamina Sudbury Voisey’s Bay PT Inco Goro

An Ideal Fit

Extensive Financial Resources

Inco’s Portfolio of Development Projects

Expanded Diversification

Long-Life Resources

Superior Operating Strength

Increased Efficiency & Competitiveness

Superior Operating Strength

[GRAPHIC]

ANTAMINA – Peru

[GRAPHIC]

RED DOG – Alaska U.S.

Superior Operating Strength

[GRAPHIC]

FORT HILLS – Alberta Canada (est. 2010)

An Ideal Fit

Extensive Financial Resources

Inco’s Portfolio of Development Projects

Expanded Diversification

Long-Life Resources

Superior Operating Strength

Increased Efficiency & Competitiveness

Combined Worldwide Operations

[GRAPHIC]

Preeminent Canadian - based Diversified Mining Company

[CHART]

Largest North American Diversified Mining Company

Enterprise Value of $32 B

CESL Hydrometallurgical Process

•                       Teck Cominco patented technology for treating nickel & copper concentrates

•                       Potential environmental & economic benefits for Inco

•                       Voisey’s Bay & Thompson

•                       Potential model of environmental excellence

Attractive Development Timing

POSITIVE CASH FLOW*

[CHART]

CAPITAL SPENDING*

[CHART]

* Illustrative

Diversified Growth Pipeline

[CHART]

Major Global Player

•                       #1 in Zinc production

•                       #2 in Nickel

•                       #1 by 2009

•                       40% interest in #2 hard coking coal producer

•                       Important Producer of Copper & Molybdenum

•                       Interests in Gold, Silver, Platinum, Palladium, Cobalt & Specialty Minerals

•                       Significant Participant in Canadian Oil Sands

Creating Real Shareholder Value

Potential Cost Savings & Synergies

G&A	$85 M in immediate savings 25% of pre-transaction G&A

SUDBURY BASIN	Targeting $75 M in immediate synergies

TAX	Breadth of Canadian assets creates opportunities

Shareholder Value

Relative Performance Vs. Mining Index

[CHART]

*S&P/TSX Capped Metals & Mining Index

Relative Share Price Performance

[CHART]

Shareholder Value

Cominco Shareholder Benefit

•                       Shares have tripled in value since Cominco acquisition

•                       Cash flow key factor in valuation

•                       Forward looking capex strategy

[GRAPHIC]

Shareholder Value

Potential for Higher Valuation Multiple

[CHART]

Inco Shareholders

•                       Immediate participation in strong zinc & coal markets

•                       Increased exposure to strong copper market

•                       Increased dividend yield

•                       C$1.26 per existing Inco share assuming full pro ration

•                       Over double current Inco payout rate

Valuable Gold Business

•                       Annual production of 450,000 oz. early 2007

•                       Organic growth opportunities in Chile & Turkey

•                       Potential to rank with mid-tier North American gold producers

•                       Unlock value of gold business

Value Creation

Teck Cominco Shareholders

•                       Adds unique strength & market-leading position in nickel

•                       Inco’s development assets contribute to steady cash flow growth

•                       Strong cash-on-cash returns

•                       Immediately accretive

•                       Larger scale & financial strength enhance competitive position

Accelerate Growth in Value

Teck Cominco has Strong Track Record of Growth

	2003	2005

REVENUE	$2.2 B	$4.4 B

NET EARNINGS	$134 M	$1.3 B

CASH FLOW FROM OPERATIONS	$314 M	$1.7 B

FREE CASH FLOW	$150 M	$1.3 B

Robust Financial Position

Cash:	$ 3.2 B

BRIDGE FACILITY:	Fully Underwritten

14 Consecutive Years of
Investment Grade Ratings

S & P	BBB
MOODY’s	Baa2
DBRS	BBB (high)

Track Record of Financial Efficiency

Lean & Efficient Operation

S G & A

[LOGO]	C$89 M

[LOGO]	C$250 M

Bring Established Financial Discipline

To the New Teck Cominco

Extraordinary Earnings Power

	LTM to Q1 ‘06 average	Q1 ‘06 average	June 2 ‘06 spot
Zinc ($/lb)	$0.73	$1.02	$1.64
Copper ($/lb)	1.86	2.24	3.61
Gold ($/oz)	476	554	631
Coal ($/tonne)	114	122	107
CAD / USD	1.19	1.16	1.10

Price Sensitivity

ZINC PRICE		ANNUAL EARNINGS

$0.01	=	$10 M

COPPER PRICE		ANNUAL EARNINGS

$0.01	=	$4 M

Overall Results Since End Q1/06

Almost $1 Billion Annual Earnings Power Increase

Conclusion

Create Canadian Mining Powerhouse
Size & Diversity = Flexibility & Financial Strength
Pursue Growth Opportunities

Superior Operating Performance & Management
Excellent Record of Managing Diverse Mining Projects
Implement Best Practices & Technology

Compelling Offer

Market Leader in Zinc, Nickel & Metallurgical Coal

Copper/Moly, Gold, PGM’s, Specialty Metals

Well-Positioned to Finance Growth

Cost Savings of $150 M in 1st Year

Immediately Accretive to Teck Cominco Cash Flow

Well Respected Management Team

Much Better Deal for Inco Shareholders

Relative Share Price Performance

[CHART]

[GRAPHIC]

The new

[LOGO]